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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

GOLD CITY INDUSTRIES LTD.
(Name of Issuer)

COMMON STOCK, no par value
(Title of Class of Securities)

380560 10 2
(CUSIP Number)

Douglas H. Shearer
509 - 7839 - 96th Street
Edmonton, AB T6C 4R4 Tel: (780) 989-3515
Canada
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP No. 380560 1- 2

1. Name of Reporting Persons: Douglas H. Shearer

   IRS ID # of above persons (entities only): _____

2. Check Appropriate Box If a Member of a Group (See Instructions):
   (a) [ ] _____
   (b) [ ] _____

3. SEC Use Only: _____

4. Source of Funds (See Instructions): PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization: Canada

7. Sole Voting Power: 2,617,824
                    (Number of Shares Beneficially Owned by Each Reporting Person)

8. Shared Voting Power: -0-
        (Number of Shares Beneficially Owned by Each Reporting Person)

9. Sole Dispositive Power: 2,617,824
        (Number of Shares Beneficially Owned by Each Reporting Person)

10. Shared Dispositive Power: -0-
        (Number of Shares Beneficially Owned by Each Reporting Person)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
2,617,824

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)   [ ]

13. Percent of Class Represented by Amount in Row (11): 11.3%

14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of Gold City Industries Ltd. (the "Company"), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

(a)   Douglas H. Shearer
(b)   509 – 7839 – 96th Street, Edmonton, Alberta, T6C 4R4 CANADA
(c)   Retired businessman.
(d)   I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)   I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)   Canada

Item 3. Source and Amount of Funds or Other Consideration

The securities were purchased over several years commencing in 1998 with personal funds, through private placements with Gold City Industries Ltd.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)   Amount beneficially owned: 2,617,824, Percent of class: 11.4%
(b)   Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: 2,617,824
(ii)   Shared power to vote or to direct the vote: -0-
(iii)   Sole power to dispose or to direct the disposition of: 2,617,824
(iv)   Shared power to dispose or to direct the disposition of: -0-.

(c)   The following transactions took place within the past sixty days. No Transactions in past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer   None

Item 7. Material to Be Filed as Exhibits   None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2002
Date

/s/ Douglas H. Shearer
Signature

Douglas H. Shearer
Name

```
The original statement shall be signed by each person on whose behalf
the statement is filed or his authorized representative. If the
statement is signed on behalf of a person by his authorized
representative (other than an executive officer or general partner of
the filing person), evidence of the representative's authority to sign
on behalf of such person shall be filed with the statement: provided,
however, that a power of attorney for this purpose which is already on
file with the Commission may be incorporated by reference. The name
and any title of each person who signs the statement shall be typed or
printed beneath his signature.
```

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)